Exhibit 99.3

Adaptimmune Growth Leads to Long-Term Expansion Plans in Philadelphia

Company Selects The Navy Yard as Site for U.S. Headquarters and Base for Clinical and Manufacturing Operations

PHILADELPHIA, Pa and OXFORD, UK, October 9, 2015 — Adaptimmune Therapeutics plc. (Nasdaq: ADAP), (“Adaptimmune” or the “Company”), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced plans to locate its U.S. headquarters and clinical operations in a newly developed facility to be constructed at The Navy Yard in Philadelphia. The 47,400 square foot facility, located at 351 Rouse Boulevard in The Navy Yard’s Corporate Center, will house a state-of-the-art cGMP manufacturing facility designed to support the clinical development and initial commercialization of the Company’s novel engineered immunotherapies for cancer.

Adaptimmune, represented by CBRE, has entered into a long-term lease agreement for its U.S. headquarters building being developed by Liberty Property Trust and Synterra Partners. CBRE’s Project Management Group will also advise Adaptimmune in the construction phase of the project. The official groundbreaking ceremony will take place this morning at 11:00am EDT at The Navy Yard, and the building is expected to be delivered in late 2016.

“Adaptimmune is in a period of rapid growth on both sides of the Atlantic, and we are putting in place the facilities to enable us to deliver our promising pipeline into the clinic and beyond,” said James Noble, Chief Executive Officer of Adaptimmune. “This exciting new Philadelphia facility allows us to expand our clinical and early commercial manufacturing and control associated costs in anticipation of the commercialization of our product candidates.  We are delighted to be working in partnership with key players in Pennsylvania and we regard our commitment to The Navy Yard as a vote of confidence in the city and the region as a powerhouse for scientific and medical achievement. We started Adaptimmune in 2008 through a partnership with the University of Pennsylvania, and we have had roots in Philadelphia ever since. The location provides us with an environment that promotes strong business growth and innovation, as well as access to a rich pool of scientific and clinical talent that we will use to place more than 110 new jobs to the area in the near future.”

Adaptimmune has also announced the construction of a major new laboratory and office building in Milton Park, Oxfordshire providing approximately 67,000 square feet of rentable area. The U.K. facility will support Adaptimmune’s expanding research and development operation and is also scheduled for delivery in late 2016, complementing its U.S. clinical and manufacturing plans.

Since its inception in 2008 in Oxford, U.K., Adaptimmune has collaborated with the University of Pennsylvania and launched its own U.S. operation in February 2011. The Company rapidly expanded its clinical programs while operating out of the University City Science Center, Philadelphia, and is currently running trials in multiple cancers across the U.S. In May 2015, Adaptimmune achieved a successful IPO on NASDAQ; generating net proceeds in excess of $176M, and is advancing a promising pipeline of therapeutic candidates based on its proprietary T-cell engineering platform.

As an interim move, the Company has consolidated its offices at Two Commerce Square located at 2001 Market Street, while the development of the new facility at The Navy Yard is completed.

“Adaptimmune has shown a true commitment to Pennsylvania. Today’s announcement is great news for the commonwealth as 110 new, high-paying jobs will be created with this project,” said Governor Tom Wolf. “My budget proposal includes sustained funding for the life science sector and increased support for research within the industry so that we continue to see successes like this for years to come.”

“Adaptimmune’s decision to expand in Philadelphia is further evidence of our city’s reputation as a leading place for technology, innovation and life sciences,” said Alan Greenberger, Deputy Mayor for Economic Development. “Companies large and small from around the region and increasingly around the world are seeing Philadelphia as the place they need to be in order to attract talent, grow their business, and build their brands.”

The Navy Yard is a proud landmark of the Navy’s history and heritage in Philadelphia. It has been revitalized as an urban business campus, offering an exceptional workplace to attract new talent for rapidly growing companies like Adaptimmune. The Navy Yard offers to the Philadelphia region a unique and centrally located waterfront site committed to smart energy innovation and sustainability, providing employees with an environment that inspires innovation and collaboration.

“The Navy Yard’s vibrant campus presented a compelling option for Adaptimmune, and we are pleased to have the opportunity to collaborate with Liberty on behalf of our client,” said Tony Rossi of CBRE’s Life Sciences Group. “Additionally, CBRE’s role does not end with the transaction. We are committed to ensuring developmental excellence through the engagement of our CBRE Project Management Team under the direction of John Richards.”

“From its inception, Adaptimmune has been at the forefront of innovation in the life sciences, and we are delighted that the company has expanded its U.S. headquarters and manufacturing operations in Philadelphia,” said John Grady, President of PIDC, Philadelphia’s public-private economic development corporation.  “We look forward to Adaptimmune joining an inspiring, collaborative community at The Navy Yard.”

Philadelphia-based architectural firm DIGSAU is the designer of the building, which will be the twelfth LEED® building in The Navy Yard developed by Liberty/Synterra and is designed to achieve LEED Gold certification under the Core & Shell™ rating system from the U.S. Green Building Council. The high-quality design allows the building to have its own identity while complementing its surroundings. The façade of textured precast concrete will feature a two-story lobby encased in glass that runs from ground to ceiling creating an open, pedestrian-friendly environment visually connected to the rest of The Navy Yard. Liberty Property Trust has a unique ability to create buildings for highly specific uses that are also cutting-edge in design and architecture. Not only will the building visually complement and enhance the look and feel of The Navy Yard, it will also function as a highly sophisticated and capable lab facility for Adaptimmune.

“Adaptimmune’s decision to relocate to The Navy Yard is another striking example of how the campus continues to attract top talent and the companies seeking that talent,” said John Gattuso, Liberty Property Trust Senior Vice President and Regional Director. “Our Philadelphia team has been successful in creating a strong ‘sense of place’ at The Navy Yard which was a major draw for our new tenant and has been influential in generating interest from many other leading-edge companies. Throughout the process, we worked closely with Adaptimmune to design a flexible and innovative facility that accommodates its very specific requirements while creating an exciting and inspiring work environment for its growing workforce.”

By leveraging its integrated T-Cell Receptor (TCR) engineering platform, Adaptimmune has established an enviable pipeline of immunotherapy candidates and is already generating promising early data in both solid and hematologic cancers.  The Company has five phase I/II clinical trials ongoing with its NY-ESO therapeutic candidate, an IND open with its second therapeutic candidate, MAGE-A10, and a third candidate in planning for IND submission in 2016.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform. Established in 2008, the Company aims to utilize the body’s own machinery -  the T-cell - to target and destroy cancer cells by using engineered, increased affinity T-cell receptors (TCRs) as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. As of June 30, 2015, 85 patients had been treated with Adaptimmune’s NY-ESO TCR therapeutic: 47 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline for the development and commercialization of the NY-ESO TCR program. The Company currently has over 150 employees. For more information: http://www.adaptimmune.com.

About CBRE Group, Inc.

CBRE Group, Inc. (NYSE:CBG), a Fortune 500 and S&P 500 company headquartered in Los Angeles, is the world’s largest commercial real estate services and investment firm (in terms of 2014 revenue). The Company has more than 70,000 employees (excluding affiliates), and serves real estate owners, investors and occupiers through more than 400 offices (excluding affiliates) worldwide. CBRE offers strategic advice and execution for property sales and leasing; corporate services; property, facilities and project management; mortgage banking; appraisal and valuation; development services; investment management; and research and consulting. Please visit our website at www.cbre.com.

About PIDC

PIDC is Philadelphia’s public-private economic development corporation. A non-profit founded in 1958 by the City of Philadelphia and the Greater Philadelphia Chamber of Commerce, PIDC’s mission is to spur investment, support business growth, and foster developments that create jobs, revitalize neighborhoods, and drive growth to every corner of Philadelphia. Over the past 57 years, PIDC has settled over 6,500 transactions — including $13 billion of financing and 3,000 acres of land sales — which have leveraged over $23 billion in total investment and assisted in retaining and creating hundreds of thousands of jobs in Philadelphia.

In its master developer role at The Navy Yard, PIDC manages all aspects of the property’s management and development, including master planning, leasing, property management, infrastructure development, utility operation, and structuring development transactions. The Navy Yard is home to more than 11,500 employees and 145 companies in the office, industrial, manufacturing, and research and development sectors, occupying 7.0 million square feet of real estate in a mix of historic buildings and new high-performance and LEED® certified construction.  For more information about PIDC, visit www.PIDCphila.com and follow us @PIDCphila on Twitter.

About Liberty Property Trust

Liberty Property Trust (NYSE: LPT) is a leader in commercial real estate, serving customers in the United States and United Kingdom through the development, acquisition, ownership and management of superior office and industrial properties. Liberty’s 105 million square foot portfolio includes 729 properties, which provide office, distribution and light manufacturing facilities to 1,700 tenants. At The Navy Yard, Liberty, in connection with its joint venture partner, Synterra Partners, has developed or is under construction on more than 1,580,000 million square feet representing $360 million in private investment to date. For more information visit www.libertyproperty.com and follow us @LibPropTrust on Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our final Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com